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SEC FILE NUMBER
8-043340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LOMBARD SECURITIES INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Lancaster Street
(No. and Street)

Baltimore, MD 21231
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Socha (410) 342-1300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Socha, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Lombard Securities Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

TODD J. BENEDICT
Notary Public-Maryland
Frederick County
My Commission Expires
October 16, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2010

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Lombard Securities Incorporated and Subsidiaries
Baltimore, MD

We have audited the accompanying statement of financial condition of Lombard Securities Incorporated and Subsidiaries at December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lombard Securities Incorporated and Subsidiaries, at December 31, 2010, in conformity with auditing standards generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 23, 2011

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents	$ 298,198
Cash Held for the Exclusive Benefit of Customers	150
Receivable from Clearing Firm	340,319
Commissions and Fees Receivable	39,768
Investment Securities	474,523
Prepaid Expenses	56,005
Furniture and Equipment – Net	26,591
Clearing Deposit	50,000
Other Assets	21,634
Total Assets	$ 1,307,188

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Compensation Payable	$ 320,635
Accounts Payable and Accrued Liabilities	95,506
Total Liabilities	416,141
STOCKHOLDERS' EQUITY	
Common Stock ($.01 Par Value 100,000 Shares Authorized, 26,819 Issued and 23,769 Outstanding)	268
Additional Paid-in Capital	1,478,591
Retained Earnings	(504,881)
Treasury Stock	(82,931)
Total Stockholders' Equity	891,047
Total Liabilities and Stockholders' Equity	$ 1,307,188

See accompanying Notes to Financial Statements.

NOTE 1 – ORGANIZATION

Lombard Securities Incorporated (the "Company") was incorporated in the State of Maryland in July, 1990 and is a securities broker-dealer located in Baltimore, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SPIC) and the Municipal Securities Rulemaking Board (MSRB).

Lombard Agency, Inc., a wholly-owned subsidiary, was incorporated in the State of Maryland in January, 1991 as an insurance brokerage agency.

Lombard Advisers Incorporated, a wholly-owned subsidiary, was incorporated in the State of Maryland in August, 1994 as an investment adviser.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying customer margin accounts, or otherwise holding customer funds or securities, or performing custodial duties with respect to customers' securities. It also requires the Company to promptly deliver all customer funds and securities related to mutual fund transactions and to transact all customer securities transactions through a special reserve bank account for the exclusive benefit of its customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker/dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Company and its wholly owned subsidiaries, Lombard Agency, Inc. and Lombard Advisers Incorporated. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in the consolidation.

Revenue Recognition - Commission income and related expense from security transactions are recorded on a trade date basis.

Cash and Cash Equivalents - The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Owned - Securities owned are valued at their fair market value, determined from quoted market prices.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment - Furniture and equipment are stated at cost net of $276,551 accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, usually 5 years. Depreciation expense for the year ended December 31, 2010, was $18,329.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. As of December 31, 2010, the Company has a net operating loss carry forward of approximately $250,000. No deferred tax assets have been recorded in the accompanying balance sheet due to the uncertainty of realization. Similarly, no provision for income taxes is recorded in the accompanying statement of income, as the tax expense computed at the statutory Federal and state income tax rates has been offset by a change in valuation allowance.

Supplemental Cash Flow Disclosure - No cash was paid for income taxes or interest during the year ended December 31, 2010.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker relating to client securities transactions introduced by the Company.

NOTE 4 - CLAIMS AND ASSESSMENTS

The Company is generally engaged in ongoing legal matters.

NOTE 5 - OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2010, the Company is in compliance with this rule.

Lombard Advisers Incorporated, a wholly-owned subsidiary of the Company, is required to compute net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) on a stand-alone basis. At December 31, 2010, Lombard Advisers Incorporated had net capital of $47,689.

NOTE 7 - EMPLOYEE PENSION PLAN

The Company has an employee pension plan whereby the Company matches a portion of the contributions made by the employees. All employees meeting certain age and service requirements are eligible to participate in the plan.

NOTE 8 - LEASE COMMITMENTS

The Company has entered into a lease for office facilities which expires on March 31, 2012. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

2011	$	105,384
2012		35,472
Total minimum payments	$	140,856

Rent expense for the year ended December 31, 2010 was $140,686.

NOTE 9 – CONCENTRATIONS

The Company maintained uninsured money market mutual fund balances throughout the year. At December 31, 2010, the balances were $5,425 for Lombard Securities and $629 for the subsidiaries.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Lombard Securities Incorporated
Baltimore, MD

In planning and performing our audit of the financial statements of Lombard Securities Incorporated (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bartlett & Company, P.C.

February 23, 2011
Washington, DC

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Board of Directors
Lombard Securities, Inc.
Baltimore, MD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lombard Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and other specified parties in evaluating Lombard Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lombard Securities Inc.'s management is responsible for Lombard Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2011
Washington, DC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043340 FINRA DEC
LOMBARD SECURITIES INC 15*15
1820 LANCASTER ST 2ND FL
BALTIMORE MD 21231-3584

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,580.94
   B. Less payment made with SIPC-6 filed (exclude interest) (2,292.33)
   8-3-2010
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,288.61
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,288.61
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Securities Incorporated
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of Jan, 2011.

William S. Socha COO/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,012,256
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,035,867
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	144,015
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,179,882
2d. SIPC Net Operating Revenues	$ 1,832,374
2e. General Assessment @ .0025	$ 4,580.94

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